SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, October 1st, 2024 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended, of CVM Resolution No. 44, dated as of August 23, 2021 and of CVM Resolution No. 80, dated as of March 29, 2022, as amended, in line with corporate governance best practices, and in addition to information disclosed through the Material Fact of July 12, 2024, hereby informs its shareholders and the market in general the conclusion, on this date, of the acquisition by the Company, through a subsidiary, of all assets that make up the integrated plants for the production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, with total integrated paperboard capacity of approximately 420,000 (four hundred and twenty thousand) metric tons per year, from Pactiv Evergreen Inc. and its affiliates (“Pactiv”), since all conditions precedent have been fulfilled and the closing acts have been performed as established in the asset purchase agreement executed on July 12, 2024 (“Transaction”).
On this date, the Company settled the Transaction at the price, already disclosed to the market, of USD 110,000,000.00 (one hundred and ten million dollars), which is subject to customary price adjustments. Also the Parties executed (i) a transitional services agreement, under which Pactiv will provide services to Suzano with respect to certain acquired assets, and (ii) a long-term supply agreement, under which Suzano will supply to Pactiv the products currently produced in Pine Bluff and consumed by Pactiv, which will become a relevant customer of this new Suzano asset.

The Transaction is aligned with the, publicly known, Suzano’s long-term strategic avenue to “Advance in the links of the value chain, always with competitive advantage”, providing the Company with an entry into the North American paperboard market with competitiveness and scalability, having as main characteristics: (i) competitive assets well-positioned on the industry cost curve; (ii) excellent geographic location related to operational and logistics infrastructure, with ample access to low-cost wood and representing future optionality; and (iii) an operation that holds leadership in the North American segment. The Company aims to bring its operational knowledge and experience on the paperboard business, seeking to enhance the structural competitiveness and profitability of the acquired assets.

The Company reinforces that the Transaction does not represent materiality to its financial leverage and/or indebtedness.

Lastly, as per information disclosed in this Material Fact, Suzano reiterates its commitment to keep shareholders and the market in general informed about matters of interest to its shareholders and the market.

São Paulo, October 1st, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer